Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Jun 30,		Growth % Q1 16 over Q1 15	Mar 31, 2015	Growth % Q1 16 over Q4 15
	2015	2014			
Revenues	**14,354**	**12,770**	**12.4**	**13,411**	**7.0**
Cost of sales	9,123	8,046	13.4	8,174	11.6
Gross Profit	**5,231**	**4,724**	**10.7**	**5,237**	**(0.1)**
Operating Expenses:					
Selling and marketing expenses	820	666	23.1	736	11.4
Administrative expenses	964	847	13.8	1,052	(8.4)
Total Operating Expenses	**1,784**	**1,513**	**17.9**	**1,788**	**(0.2)**
Operating Profit	**3,447**	**3,211**	**7.3**	**3,449**	**(0.1)**
Other Income, net	758	829	(8.6)	881	(14.0)
Share in associate's profit/(loss)	-	-	-	(1)	(100.0)
Profit before income taxes	**4,205**	**4,040**	**4.1**	**4,329**	**(2.8)**
Income tax expense	1,175	1,154	1.8	1,232	(4.6)
Net Profit	**3,030**	**2,886**	**5.0**	**3,097**	**(2.1)**
Earnings per equity share					
Basic (₹)	**13.26**	**12.63**	**5.0**	**13.55**	**(2.1)**
Diluted (₹)	**13.26**	**12.63**	**5.0**	**13.55**	**(2.1)**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Dec-14 and Jun-15

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Jun 30,		Growth % Q1 16 over Q1 15	Mar 31, 2015	Growth % Q1 16 over Q4 15
	2015	2014			
Revenues	**2,256**	**2,133**	**5.7**	**2,159**	**4.5**
Cost of sales	1,434	1,344	6.7	1,317	8.9
Gross Profit	**822**	**789**	**4.1**	**842**	**(2.5)**
Operating Expenses:					
Selling and marketing expenses	129	111	16.2	118	9.3
Administrative expenses	152	142	7.0	169	(10.1)
Total Operating Expenses	**281**	**253**	**11.1**	**287**	**(2.1)**
Operating Profit	**541**	**536**	**0.9**	**555**	**(2.4)**
Other Income, net	119	139	(14.4)	141	(15.6)
Share in associate's profit/(loss)	-	-	-	-	-
Profit before income taxes	**660**	**675**	**(2.2)**	**696**	**(5.1)**
Income tax expense	184	193	(4.7)	198	(7.1)
Net Profit	**476**	**482**	**(1.3)**	**498**	**(4.5)**
Earnings per equity share					
Basic ($)	**0.21**	**0.21**	**(1.3)**	**0.22**	**(4.5)**
Diluted ($)	**0.21**	**0.21**	**(1.3)**	**0.22**	**(4.5)**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Dec-14 and Jun-15

Revenues by Geographical Segment

(In %)

	Quarter ended			LTM	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
North America	63.2	62.8	60.8	62.1	60.5
Europe	22.4	23.1	24.5	23.6	24.6
India	2.2	2.5	2.4	2.4	2.6
Rest of the world	12.2	11.6	12.3	11.9	12.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Business IT Services	**62.3**	**62.3**	**62.9**	**62.6**	**62.0**
Application Development	14.0	14.3	15.8	14.8	15.8
Application Maintenance	19.9	19.7	18.7	19.5	19.1
Infrastructure Management Services	8.3	8.1	7.9	8.1	7.3
Testing Services	8.9	8.9	9.5	9.1	9.0
Product Engineering Services	3.5	3.5	3.4	3.5	3.3
Business Process Management	5.0	5.3	5.3	5.2	5.3
Others	2.7	2.5	2.3	2.4	2.2
Consulting, Package Implementation & Others	**32.8**	**32.7**	**32.3**	**32.6**	**32.9**
Products, Platforms and Solutions	**4.9**	**5.0**	**4.8**	**4.8**	**5.1**
Products	3.2	3.4	3.2	3.1	3.5
BPM Platform	1.0	1.0	1.2	1.1	1.2
Others	0.7	0.6	0.4	0.6	0.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Fixed Price	42.4	43.8	40.1	42.6	40.7
Time & Materials	57.6	56.2	59.9	57.4	59.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenues by Industry

(in %)

	Quarter ended			LTM	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Banking & Financial Services, Insurance	**33.1**	**33.6**	**33.4**	**33.2**	**33.5**
Banking & financial services	*27.1*	*27.2*	*27.4*	*27.0*	*27.3*
Insurance	*6.0*	*6.4*	*6.0*	*6.2*	*6.2*
Manufacturing	**24.0**	**23.8**	**23.2**	**23.6**	**23.0**
Retail & Life Sciences	**24.1**	**23.5**	**23.8**	**23.6**	**24.1**
Retail & CPG	*15.0*	*15.1*	*15.8*	*15.1*	*15.8*
Transport & Logistics	*1.5*	*1.6*	*1.5*	*1.5*	*1.6*
Life Sciences	*5.6*	*5.1*	*4.6*	*5.1*	*4.7*
Healthcare	*2.0*	*1.7*	*1.9*	*1.9*	*2.0*
Energy, Utilities, Communications & Services	**18.8**	**19.1**	**19.6**	**19.6**	**19.4**
Energy & Utilities	*4.2*	*4.5*	*5.1*	*4.8*	*5.1*
Telecom	*8.4*	*8.3*	*8.7*	*8.6*	*8.4*
Others	*6.2*	*6.3*	*5.8*	*6.2*	*5.9*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Mar 31, 2015	Mar 31, 2014
Number of Clients					
Active	987	950	910	950	890
Added during the period (gross)	79	52	61	221	238
Number of million dollar clients*					
1 Million dollar +	535	529	520	529	501
5 Million dollar +	248	244	235	244	232
10 Million dollar +	161	159	148	159	148
25 Million dollar +	83	83	78	83	78
50 Million dollar +	49	47	43	47	42
75 Million dollar +	28	29	24	29	24
100 Million dollar +	14	15	12	15	13
200 Million dollar +	6	4	3	4	3
300 Million dollar +	1	-	1	-	1
Client contribution to revenues					
Top client	3.7%	3.5%	3.4%	3.3%	3.8%
Top 5 clients	14.0%	13.9%	13.7%	13.5%	14.4%
Top 10 clients	23.0%	22.7%	22.9%	22.7%	23.8%
Repeat business	98.4%	96.6%	99.0%	97.8%	97.7%
Days Sales Outstanding	68	65	66	65	62

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Effort					
Onsite	29.2	28.9	29.2	28.8	29.9
Offshore	70.8	71.1	70.8	71.2	70.1
Revenues					
Onsite	56.1	55.2	54.5	55.2	55.2
Offshore	43.9	44.8	45.5	44.8	44.8
Utilization					
Including trainees	75.7	72.8	74.8	74.9	73.3
Excluding trainees	80.2	78.6	80.1	80.9	77.8

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Billed – Onsite	91,424	85,746	80,066	342,078	319,926
– Offshore	221,449	211,045	193,980	844,100	748,712
TOTAL	**312,873**	**296,791**	**274,046**	**1,186,178**	**1,068,638**
Non Billable	77,465	81,011	68,098	280,782	304,994
Trainee	22,794	29,658	24,413	117,505	84,260
Sales & Support	24,874	23,644	22,344	94,402	90,602
TOTAL	**438,006**	**431,104**	**388,901**	**1,678,867**	**1,548,494**

Consolidated IT Services

	Quarter ended						LTM			
	Jun 30, 2015	Sequential growth %	Mar 31, 2015	Sequential growth %	Jun 30, 2014	Sequential growth %	Jun 30, 2015	Year on Year growth %	Jun 30, 2014	Year on Year growth %
Effort - (Person months)										
Onsite	91,424	6.6	85,746	2.1	80,066	2.2	342,078	6.9	319,926	5.5
Offshore	221,449	4.9	211,045	0.4	193,980	3.2	844,100	12.7	748,712	11.0
Total	**312,873**	**5.4**	**296,791**	**0.9**	**274,046**	**2.9**	**1,186,178**	**11.0**	**1,068,638**	**9.3**
Revenues – ($ million)										
Onsite	1,143.54	6.3	1,075.98	(2.3)	1,050.43	2.1	4,411.26	5.7	4,171.79	8.3
Offshore	896.22	2.6	873.36	(3.8)	876.16	3.0	3,583.73	6.0	3,380.14	12.2
Total	**2,039.76**	**4.6**	**1,949.34**	**(3.0)**	**1,926.59**	**2.5**	**7,994.99**	**5.9**	**7,551.93**	**10.0**

Revenue per FTE

(In US $ K)

	Quarter ended			Year Ended	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Mar 31, 2015	Mar 31, 2014
Revenue per FTE - Consolidated	51.7	52.3	52.6	52.3	51.9

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Mar 31, 2015	Mar 31, 2014
Total employees	1,79,523	1,76,187	1,61,284	1,76,187	1,60,405
S/W professionals	1,68,583	1,66,046	1,51,848	1,66,046	1,51,059
Billable	1,58,025	1,54,504	137,038	1,54,504	1,37,391
Banking product group	5,515	5,357	5,721	5,357	6,254
Trainees	5,043	6,185	9,089	6,185	7,414
Sales & Support	10,940	10,141	9,436	10,141	9,346
Gross addition	11,889	14,471	11,506	53,386	39,985
Of which lateral addition	5,886	8,334	3,954	23,156	12,247
Attrition	8,553	7,922	10,627	37,604	36,268
Net addition	3,336	6,549	879	15,782	3,717
Attrition % (Annualized standalone)	14.2%	13.4%	23.4%	18.9%	18.7%
Attrition % (Annualized consolidated)	19.2%	18.3%	26.4%	22.3%	22.9%

Infrastructure (as on Jun 30, 2015)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	50,82,350	34,330	288,000	1,745	5.4
Bhubaneswar	10,54,403	4,974	8,40,511	3,786	-
Chandigarh	11,93,052	6,525	-	-	-
Chennai	42,75,136	25,080	-	-	-
Delhi - NCR	1,28,043	988	1,50,174	1,000	-
Hyderabad	49,24,082	25,871	1,68,809	-	-
Jaipur	3,74,139	3,400	4,04,106	4,000	-
Mangalore	19,45,636	6,902	6,04,000	4,800	-
Mysore (including ILI)*	1,15,37,626	15,618	5,46,000	5,000	-
Pune	62,47,705	36,802	4,44,323	-	-
Thiruvananthapuram	20,31,866	7,589	5,76,365	4,894	-
Global Centers	2,008,452	18,293	810,658	4,500	-
Total	**4,08,02,490**	**1,86,372**	**48,32,946**	**29,725**	**5.4**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Jun 30, 2015	Mar 31, 2015	Jun 30, 2014	Mar 31, 2015	Mar 31, 2014
Period closing rate	63.65	62.50	60.18	62.50	59.92
Period average rate	63.63	62.08	59.85	61.18	60.75

Constant Currency Reporting

Reported revenues	Q1 16	Q4 15	Q3 15	Q2 15	Q1 15
Revenues ($ mn)	2,256	2,159	2,218	2,201	2,133
Sequential growth %	4.5	(2.6)	0.8	3.1	2.0
YoY growth %	5.7	3.2	5.6	6.5	7.1

Constant currency – Q o Q	Q1 16	Q4 15	Q3 15	Q2 15	Q1 15
Revenues ($ mn)	2,254	2,208	2,258	2,217	2,124
Sequential growth (%)	4.4	(0.4)	2.6	3.9	1.5

Constant currency – Y o Y	Q1 16	Q4 15	Q3 15	Q2 15	Q1 15
Revenues ($ mn)	2,365	2,256	2,265	2,197	2,123
YoY growth (%)	10.9	7.8	7.9	6.3	6.6

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 16	FY 15	Q4 15	Q3 15	Q2 15	Q1 15
AUD	0.78	0.87	0.78	0.85	0.92	0.93
EURO	1.11	1.26	1.11	1.25	1.32	1.37
GBP	1.55	1.61	1.51	1.58	1.66	1.69

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q1 16	FY 15	Q4 15	Q3 15	Q2 15	Q1 15
AUD	7.3	7.6	6.6	7.4	8.2	8.2
EURO	8.9	10.2	9.4	10.3	10.4	10.6
GBP	6.3	5.9	5.9	5.8	5.9	5.8

Q1 2016

Geographical segment – growth

North America grew by 5.1% sequentially; and 5.1% in constant currency

Europe grew by 1.2% sequentially; and 0.7% in constant currency

India declined by 6.2% sequentially; and 4.3% in constant currency

Rest of the world grew by 9.7% sequentially; and 9.9 % in constant currency

Industry segment – growth

FSI grew by 2.8% sequentially; and 2.6% in constant currency

MFG grew by 5.4% sequentially; and 5.5% in constant currency

RCL grew by 7.3% sequentially; and 7.3% in constant currency

ECS grew by 2.6% sequentially; and 2.5% in constant currency